Part I Item 7. *Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:*

> *Primary:* Equinix Data Center NY4
> 755 Secaucus Road
> Secaucus, NJ 07094
>
> *Secondary:* CoreSite NY2 – New Jersey Data Center
> 2 Emerson Lane
> Secaucus, NJ 07094

Part II Item 6: Activities of Service Providers

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ *Yes* ☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Pursuant to an Assignment of Intellectual Property between ILLC and its direct parent company, Instinet Holdings Incorporated, ("IHI"), IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of NHA provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

As discussed in Part III, Item 22, ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC utilizes FIS for securities lending, and WORM storage.

ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services.

1

The Conditional, MOC and VWAP cross matching engine is hosted in CoreSite NY2 – New Jersey Data Center, in Secaucus NJ, with a back up data center in Rackspace Technology Data Center in Somerset, NJ.

The CBX Main Session ~~currently operates in the CoreSite NY2 Data Center. The ATS is scheduled to move the technology platform for the Main Session from CoreSite to the Equinix NY4 Data Center in Secaucus, NJ on August 4, 2025. The Main Session matching engine will continue to operate from the CoreSite Data Center until the switch over to Equinix NY4 occurs.~~

~~Beginning on July 21, 2025, Direct Subscribers may establish connectivity to the Main Session through Equinix NY4. Connectivity before and after the move is further described below in Part III, Item 5~~ matching engine is hosted in the Equinix NY4 Data Center in Secaucus, NJ.

Pico Quantitative Trading LLC ~~("Pico")~~ provides hosting services ~~in the Equinix NY4 Data Center~~.

ILLC consumes the Securities Information Processor feed ("**SIP**") as discussed in Part III, Item 23.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ *Yes*   ☐ *No*

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

As stated in response to Part II Item 6(a), Affiliates of ILLC send orders for execution in U.S. markets to ILLC's trading desks, SOR, and algorithmic trading strategies, many of which include the ATS as a destination.

If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Part III: Manner of Operations

Item 5: Means of Entry

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

☒ *Yes*   ☐ *No*

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

ILLC utilizes the FIX 4.0 and FIX 4.2 protocol for global electronic trading and is FIX compliant with the standard messaging format of the FIX 4.0 and FIX 4.2 protocol version.

As discussed below in Item 5(c), ILLC clients may send directed orders to the VWAP and MOC Crosses or the Main Session via a FIX connection. The VWAP, MOC, and Conditional Cross ~~and main session~~ are ~~currently~~ hosted in the CoreSite Data Center in Secaucus.

The ~~ATS plans to move the~~ Main Session matching engine ~~from the CoreSite Data Center to~~ is hosted in the Equinix NY4 Data Center in Secaucus ~~on or around August 4, 2025. The VWAP, MOC and Conditional Cross matching engines will remain in CoreSite. Once the move is complete, the Main Session will operate from Equinix NY4 and cease to operate from CoreSite.~~

Pico Quantitative Trading LLC ~~("Pico")~~ provides hosting services in ~~the~~ Equinix ~~NY4 Data Center where the Main Session matching engine equipment will be hosted after the move~~.

~~Beginning on July 21, 2025, Direct Subscribers may establish connectivity to the Main Session in Equinix NY4. Until the date the matching engine moves to Equinix NY4,~~ Orders directed to the Main Session that are entered through ~~Equinix NY4~~CoreSite connections will travel to the matching engine located in ~~the CoreSite Data Center.~~ Equinix.

~~Once the move to Equinix NY4 is complete, Direct Subscribers who connect via Equinix NY4 will experience reduced latency in their orders reaching the Main Session matching engine relative to Direct Subscribers that establish connectivity to CoreSite. Orders entered through CoreSite connections will travel to the matching engine located in Equinix NY4.~~

The ATS itself does not offer cross connections. Direct Subscribers may connect~~to the Main Session~~ via cross connection when the Subscriber's system is located, or the Subscriber maintains a point of presence, in the same data center used for the ~~Main Session~~ matching engine. ~~Direct Subscribers who wish to establish cross connections to the Main Session in Equinix NY4 will do so through Pico.~~ In the event a Direct Subscriber establishes a cross connection with the ATS, the Subscriber provides, installs and maintains the hardware used for connection. ~~The ATS does not charge a fee for cross connects.~~

Orders entered into the ATS via a FIX connection do not pass through the Instinet Algorithms or SOR to access the ATS.

b. *If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 7: Order Types and Attributes

a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

   i. *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

   ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

   iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

   iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

   v. *whether an order type is eligible for routing to other Trading Centers;*

   vi. *the time-in-force instructions that can be used or not used with each order type;*

   vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

   viii. *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

MAIN SESSION ORDER TYPES AND ATTRIBUTES: The Main Session accepts market, limit and pegged order types. "Market" is an order to buy or sell at immediately at the best available price. "Limit" is an order to buy or sell at a specified price or better. "Pegged" is an order to buy or sell at a price relative to a benchmark reference price. The Main Session accepts both "buy" and "sell" orders. All Subscribers may submit orders to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt."

Pegged orders are limit orders pegged to the national best bid ("**NBB**"), national best offer ("**NBO**") or midpoint of the national best bid and offer ("**NBBO**"). Pegged orders may include an ultimate limit price. Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

Orders may be designated immediate-or-cancel ("**IOC**"), "Day", Fill-or-Kill ("**FOK**") or "Good Till." While "Good Till" orders types with an expiry longer than a day will be accepted, they will be cancelled back at the end of the day if not executed.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order. The MinQty condition specifies the smallest contra-side order with which the Subscriber is willing to interact. A MinQty value must be satisfied on a single order from a single counterparty basis; Main Session will not aggregate multiple orders to satisfy the MinQty requirement.

The Main Session allocates, matches, and executes orders using price/time priority. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders.

Orders deemed to be removing liquidity from the Main Session will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Main Session does not permit the execution of orders outside the NBBO. Main Session does not permit the execution of orders when the NBBO is locked or crossed. The Main Session does not currently allow order types designed not to remove liquidity (e.g., post-only orders). Orders are not routed out of the Main Session. Up until an order is matched, Subscribers may modify, cancel, replace or remove their orders from the Main Session at their discretion. In the event a Subscriber modifies, cancels or replaces an order in the ATS, the time of order receipt will be updated and the order will be prioritized based on the updated time of receipt. Any malformed order will be rejected. All order types discussed above are available across all forms of connectivity to the ATS.

CONDITIONAL SESSION ORDER TYPES AND ATTRIBUTES: The Conditional Session accepts market, limit and pegged order types. ILLC may submit orders on behalf of Indirect Subscribers to sell "long", "short" or "short sale exempt." ILLC may also submit Conditional Orders to the Conditional Session on behalf of Indirect Subscribers. Conditional Orders represent trading interest and are neither firm nor executable. Please see Part III, Item 9 and Part III Item 11 for additional information concerning Conditional Orders.

Pegged orders are limit orders pegged to the national best bid ("**NBB**"), national best offer ("**NBO**") or midpoint of the national best bid and offer ("**NBBO**"). Pegged orders may include an ultimate limit price. Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

Orders may be designated immediate-or-cancel ("**IOC**"), "Day", Fill-or-Kill ("**FOK**") or "Good Till." While "Good Till" orders types with an expiry longer than a day will be accepted, they will be cancelled back at the end of the day if not executed.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order. The MinQty condition specifies the smallest contra-side order with which the Subscriber is willing to interact. A MinQty value must be satisfied on a single order from a single counterparty basis; the Conditional Session will not aggregate multiple orders to satisfy the MinQty requirement.

The Conditional Session allocates, matches, and executes orders using price/time priority. For derivatively priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity the ATS will treat the order originally received first as having priority; no two orders can enter the Conditional Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders.

IOC or Day orders that are deemed to be removing liquidity from the Conditional Session will receive all available price improvement by default. Upon Subscriber request, ILLC will configure a Hosted Pool within the Conditional Session to split price improvement equally between both sides of an execution for all executions within that pool (see Item 11(c) for information on Hosted Pools and Conditional Session Price Improvement).

For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Conditional Session does not permit the execution of orders outside the NBBO. Conditional Session does not permit the execution of orders when the NBBO is locked or crossed. The Conditional Session does not currently allow order types designed not to remove liquidity (e.g., post-only orders). Orders are not routed out of the Conditional Session. Up until an order is matched, Subscribers may modify, cancel, replace or remove their orders from the Conditional Session at their discretion. In the event a Subscriber modifies, cancels or replaces an order in the ATS, the time of order receipt will be updated and the order will be prioritized based on the updated time of receipt. The Conditional Session order types discussed above are only available via the Instinet SOR or a by utilizing an Instinet Algorithm strategy. The Instinet router or strategy chosen will determine where individual orders are routed, including to external market centers and ATSs, which may include any Instinet ATS. The Conditional Session does not support orders transmitted via direct FIX connections from subscribers.

ROUTABILITY (ALL CROSSING SESSIONS): Orders are not routed out of the Main Session, the Conditional Session, the VWAP Cross, or MOC Crosses. Orders are not routed between Crossing Sessions within the ATS.

VWAP AND MOC CROSSES (GENERALLY): The VWAP and MOC Crosses are point-in-time crosses that accept both "buy" and "sell" orders. All Subscribers may submit orders to the VWAP and MOC Crosses to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt." The VWAP Cross only accepts VWAP orders (i.e., Subscribers send orders to the VWAP Cross without a set limit price which, upon receiving a match for a given order, will receive an indicative fill priced at the midpoint of the symbol's NBBO). The MOC Crosses only accept market-on-close orders. The VWAP and MOC Crosses only accept orders with a time-in-force instruction of "day." Until the cross occurs, Subscribers may modify, cancel, replace or remove their orders from the VWAP or MOC Crosses at their discretion. Once the match has occurred, unmatched orders will be cancelled back to Subscribers.

Subscribers may indicate a minimum acceptable quantity ("**MinQty**") associated with an order entered into the VWAP and MOC Crosses. A MinQty condition must be entered in one or more round lots ~~(a multiple of 100 shares)~~. A MinQty value is not required to be satisfied on a single order from a single counterparty basis. Multiple orders will be aggregated to satisfy a MinQty requirement.

VWAP CROSS ORDER TYPES AND ATTRIBUTES: Orders entered into the VWAP Cross are matched on a pro rata basis. Subscribers may elect to receive preliminary reports after the VWAP Cross indicating the number of shares that matched in the cross. Unmatched orders will be cancelled back if not matched in the VWAP Cross. After the close of the primary trading session in the relevant U.S. market, the volume-weighted average price is calculated and Subscribers receive a report indicating the price at which their orders have been executed. ILLC calculates the execution price of VWAP transactions on the basis of the trading that takes place in the security during regular trading hours on the same day that the match occurs, including opening auctions and closing auctions. (See discussion in this Part III, Item 7 under the heading VWAP Calculation for additional detail).

Subscribers may indicate either a "Buy Cash Constraint" or a "Sell Cash Constraint" (together, the "Cash Constraints") associated with an order or group of orders entered into the VWAP Cross. A "Buy Cash Constraint" indicates the maximum net notional value that the Subscriber is willing to purchase across an order or group of orders. A "Sell Cash Constraint," indicates the maximum net notional value that the Subscriber is willing to sell across an order or group of orders. Where a Cash Constraint would be exceeded the ATS will execute the Subscriber's orders on the relevant side of the market on a pro rata basis based on each order's absolute notional value. The Cash Constraint applied at the time of the match is based on the previous night's closing price.

VWAP CALCULATION: ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("**CTS**") for Tape A and B securities and the Unlisted Trading Privileges ("**UTP**") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "Sale Conditions").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to determine the security's total notional value executed during the trading day ("**TNV**"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("**TST**"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST. Trading halts or pauses do not impact the calculation of the VWAP execution prices.

MOC CROSSES ORDER TYPES AND ATTRIBUTES: The MOC Crosses matches buy and sell orders marked "market on-close." The MOC Crosses consists of three (3) different crossing sessions: a NASDAQ Cross, an ARCA Cross, and a NYSE Cross. The MOC Cross system will first attempt to match orders entered by the same Subscriber into a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. Unmatched interest following the MOC Crosses is cancelled back to the Subscriber or SOR, as applicable.

Subscribers may elect to receive preliminary execution reports indicating the number of shares that have matched on a security-by-security basis or for all orders submitted to the MOC Crosses. The execution price of all orders matched in a MOC Crosses is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange, if any.